# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inspira Technologies OXY B.H.N. Ltd, CIK 0001837493
CUSIP: M53637100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: HATIDHAR 2, 11TH FLOOR, RA'ANANA, Israel (L3), 4366504
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911964

## Reporting persons
- Hayon Joe Ronen: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 28,500; shared voting power 0; sole dispositive power 28,500; shared dispositive power 0; aggregate amount beneficially owned 28,500 (0.1% of the class)
  Comment: The beneficial ownership of the Reporting Person consists of (i) 28,500 ordinary shares. The percentage above is based on 55,406,688 outstanding shares of issuer's ordinary shares.

## Item 1. Issuer
Name of issuer: Inspira Technologies OXY B.H.N. Ltd
Address of issuer's principal executive offices: HATIDHAR 2, 11TH FLOOR, RA'ANANA, ISRAEL, 4366504.

## Item 2. Person Filing
Name of person filing: Joe Ronen Hayon
Address of principal business office or, if none, residence: Derech Klil Hahoresh 14 Gesher Haziv 22815 Israel
Citizenship: State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28,500 ordinary shares
Percent of class: 0.1%
Sole power to vote or to direct the vote: 28,500 ordinary shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,500 ordinary shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hayon Joe Ronen: /s/ Joe Ronen Hayon, Joe Ronen Hayon (07/13/2026)